UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2019

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

Sale of Convertible Note

Effective on May 13, 2019, Naked Brand Group Limited (the “Company”) completed a private placement of a Secured Convertible Promissory Note (the “Note”) to St. George Investments LLC (the “Holder”) for a purchase price of $3,000,000, pursuant to a Securities Purchase Agreement (the “SPA”) of even date. Pursuant to the SPA, the Note was sold with an original issue discount of the $300,000 and the Company paid $20,000 of the Holder’s expenses, which amount was added to the principal balance of the Note. Accordingly, the Note had an initial principal balance of $3,320,000.

The SPA includes certain customary representations and warranties and covenants. In addition, the Company agreed that, so long as the Note is outstanding, it will not issue any debt instrument or incur any debt, subject to certain exceptions, including an exception for any debt incurred from a bank (a “Restricted Issuance”).

The Note accrues interest at a rate of 10% per annum, compounded daily, and matures on November 13, 2020. The Company has the right to prepay the Note, subject to a 15% premium. The Note is secured by a second priority security interest in all assets of the Company and is subordinated to the Company’s existing senior secured credit facility with the Bank of New Zealand.

The Holder has the right to convert the Note into ordinary shares of the Company at a conversion price of $0.90 per share, subject to adjustment for subdivisions or combinations of the ordinary shares. The Holder also has the right, beginning on December 13, 2019, to cause the Company to redeem any portion of the Note, up to a maximum of $400,000 per month.

The Note includes certain customary events of default, including, without limitation: the failure to pay amounts due under the Note (subject to a grace period in certain cases); the failure to timely deliver ordinary shares upon conversion of the Note; the occurrence of certain events related to bankruptcy or insolvency of the Company; the inaccuracy of the Company’s representations and warranties in the SPA, the Note and ancillary documents; the occurrence of a Fundamental Transaction (as defined in the Note) without the Holder’s consent; the effectuation of a reverse stock split without notice to the Holder; the entry of certain judgemnts and similar orders; the failure of the ordinary shares to be DWAC eligible; the failure to comply with certain covenants of the Company in the SPA, the Note and ancillary documents, and in other material debt documents of the Company; and the occurrence of a Restricted Issuance without the Holder’s consent. Upon the occurrence of an event of default, the Holder may accelerate the Note, such that all amounts due under the Note, plus up to an additional 25%, will become immediately due and payable. The Holder may also increase the interest rate to 22%.

If the Company engages in a Restricted Issuance of debt that is convertible at a variable price, with the consent the Holder, the amount due under the Note automatically will be increased by 5%. If, after November 13, 2019, the Company is unable to issue conversion shares as a result of a lock-up or similar agreement, the amount due under the Note will be increased by 3% every 30 days at the Holder’s option.

The Holder is prohibited from converting the Note to the extent the Holder (together with its affiliates) would beneficially own more than 4.99% of the Company’s outstanding ordinary shares (subject to increase to 9.99% if the Company’s market capitalization is less than $10,000,000).

Debt Exchange

On May 16, 2019, the Company issued 653,595 ordinary shares in exchange for the cancellation of $200,000 in debt held by a shareholder, or an effective purchase price of $0.306 per share.

Unregistered Sales of Equity Securities

The Note and the ordinary shares issued or issuable in the foregoing transactions were offered and sold, or are being offering for sale, in private placements to accredited investors pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. No underwriting discounts or commissions were paid with respect to such sales.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 17, 2019

NAKED BRAND GROUP LIMITED

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Executive Chairman